Your Rights Certificate is enclosed. Please read this document carefully as it requires you to MAKE A DECISION PRIOR TO 4:00 P.M. MONTREAL TIME ON SEPTEMBER 14, 2011. IF YOU ARE IN DOUBT as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager or other professional advisor.

This offering of securities is made in all provinces and territories of Canada. No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. *These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), and subject to certain exemptions, may not be offered or sold within the United States of America (the "**United States**").*

Rights Offering June 16, 2011

Acasti Pharma

Offering of Rights to Subscribe for Class A Shares

Acasti Pharma Inc. ("**Acasti**" or the "**Corporation**") is issuing to the holders of its outstanding class A shares (the "**Class A Shares**" and each individually, a "**Class A Share**") of record at the close of business on July 5, 2011 (the "**Record Date**") transferable rights (each, a "**Right**") to subscribe for Class A Shares on the terms set forth herein (the "**Rights Offering**" or "**Offering**"). Rights will be evidenced by transferable rights certificates (each, a "**Rights Certificate**"). Each registered holder of Class A Shares on the Record Date will receive one Right for each Class A Share held. Ten (10) Rights plus the sum of $1.25 (the "**Subscription Price**") are required to subscribe for one Class A Share (the "**Basic Subscription Privilege**"). The Rights expire at 4:00 p.m. (Montreal time) (the "**Rights Expiry Time**") on September 14, 2011 (the "**Rights Expiry Date**"), after which time unexercised Rights will be void and of no value.

Entitlement to Rights:	One (1) Right for each Class A Share held by the holder on the Record Date. Based on the number of issued and outstanding Class A Shares on the date of this Rights Offering Circular, 64,454,444 Rights will be issued under the Rights Offering.
Subscription Price:	$1.25 per Class A Share.
Additional Subscription Privilege:	Holders who exercise their Rights in full are entitled to subscribe for additional Class A Shares, if available as a result of unexercised Rights, at the Subscription Price. See "*Details of the Rights Offering - Additional Subscription Privilege*".
Record Date:	July 5, 2011.
Issuance Date:	July 5, 2011.
Rights Expiry Date:	September 14, 2011.
Rights Expiry Time:	4:00 p.m. Montreal time on the Rights Expiry Date.

Maximum Class A Shares Issuable:	Based on the number of issued and outstanding Class A Shares on the date of this Rights Offering Circular, a maximum of 6,445,444 Class A Shares will be issuable pursuant to the Rights Offering, representing approximately 10% of the issued and outstanding Class A Shares on the date hereof.
Maximum Net Proceeds:	The Rights Offering will result in maximum net proceeds of approximately $7,975,000 from the sale of the Class A Shares, after deducting estimated expenses of this Rights Offering in the amount of $80,000. The Corporation intends to use the proceeds to accelerate the development and commercialization of existing products, to develop new products and for working capital purposes.
Minimum Proceeds:	The completion of the Rights Offering is not conditional upon Acasti receiving any minimum amount of subscriptions for the Class A Shares from shareholders of the Corporation (the "**Shareholders**").
No Managing Dealer Fee:	The Corporation has not appointed a managing dealer in connection with the Rights Offering.
Listing :	The outstanding Class A Shares are listed on the TSX Venture Exchange ("**TSX-V**") under the symbol "APO". The TSX-V has approved the listing of the Rights. The Rights will be listed on the TSX-V under the symbol "APO.RT" and will be posted for trading on the TSX-V until 12:00 noon. (Montreal time) on the Rights Expiry Date. The TSX-V has approved the listing of the Class A Shares issuable on the exercise of the Rights.
Subscription Agent:	Computershare Investor Services Inc. (the "**Subscription Agent**" or "**Computershare**") will act as the subscription agent for the Rights Offering and is also the registrar and transfer agent for the Class A Shares.
Ineligible Shareholders:	Shareholders who are not residents of Canada will not receive Rights Certificates and may not be able to exercise a Right. See "*Details of the Rights Offering – Ineligible Subscribers*".
U.S. Subscribers:	The Rights and the Class A Shares issuable upon the exercise thereof have not been and will not be registered under the U.S. Securities Act or applicable state securities laws. Shareholders in the United States may not exercise a Right except pursuant to an applicable exemption from the registration requirements of United States federal and state securities laws.
Neptune Technologies & Bioressources Inc.:	Neptune Technologies & Bioressources Inc. ("**Neptune**"), Acasti's parent company, holds 38,617,733 Class A Shares of Acasti, representing 59.91% of all Class A Shares issued and outstanding as at the date hereof. As payment in kind of a dividend declared on its common shares, Neptune intends to transfer the Rights it is entitled to receive under this Offering to its shareholders of record on July 5, 2011 pursuant to the prospectus exemption set out in Section 2.31(2) of *Regulation 45-106 Respecting Prospectus and Registration Exemptions*. There are currently 48,991,337 Neptune common shares issued and outstanding. Each Neptune shareholder would therefore be entitled to receive 0.788 of a Right for each Neptune common share it holds. See Neptune's press release dated June 16, 2011 available at www.sedar.com for more details.

The foregoing is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere in this Rights Offering Circular.

To subscribe for Class A Shares, a completed Rights Certificate and payment in full of the Subscription Price must be received by the Subscription Agent before the Rights Expiry Time. Rights not exercised before the Rights Expiry Time will be void and of no value. See "*How to Use the Rights Certificate*". No minimum amount is required to be raised in connection with the Rights Offering. The Subscription Agent will hold all subscription proceeds until the Rights Expiry Date whereupon the net subscription proceeds after payment of the Subscription Agent's compensation and expenses of the Rights Offering will be transferred to the Corporation. The closing price of the Class A Shares on the TSX-V on June 15, 2011 was $1.40. The Subscription Price was determined by the Corporation having regard to regulatory requirements and to issues such as dilution, market price, market forces and the capital requirements of the Corporation.

Investment in the securities offered hereby may be regarded as highly speculative due to the nature of the Corporation's business and should only be undertaken by those persons who can afford to lose their entire investment in the securities. See "Risk Factors".

The head office and principal place of business of the Corporation are located at 225, Promenade du Centropolis, Suite 210, Laval (Québec), H7T 0B3.

TABLE OF CONTENTS

DOCUMENTS FILED WITH CANADIAN REGULATORY AUTHORITIES

For more information about the Corporation, shareholders of the Corporation are referred to the documents filed with securities regulatory authorities in Canada. All continuous disclosure documents of the Corporation including, without limitation, the Corporation's application to the TSX-V for the listing of the Class A Shares filed on March 25, 2011, its audited financial statements for its fiscal year ended February 28, 2011 and Management's Discussion Analysis thereof, are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

ELIGIBILITY FOR INVESTMENT

In the opinion of Boivin Desbiens Senécal s.e.n.c., counsel to the Corporation, provided the Rights and the Class A Shares issuable upon the exercise of the Rights are listed on a designated stock exchange, which includes the TSX-V, such securities will be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, tax-free savings accounts, deferred profit sharing plans, registered education savings plans and registered disability plans.

FORWARD LOOKING INFORMATION

This Rights Offering Circular contains certain forward-looking statements and forward-looking information (collectively referred to herein as "**forward-looking statements**") within the meaning of applicable Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes. In particular, this Rights Offering Circular contains forward-looking statements pertaining to the following:

- anticipated maximum proceeds of the Offering;
- timing of completion and other procedural matters associated with the Offering;
- business operations;
- intention of insiders to exercise Rights;
- use of proceeds; and
- certain other forward-looking statements as described below.

Forward-looking information respecting:

- the anticipated maximum proceeds of the Offering are based upon the Subscription Price of $1.25 and assume that a maximum of 6,445,444 Class A Shares will be issued pursuant to the Rights Offering;
- timing of completion and other procedural matters is based upon the terms of the Rights Offering Circular and advice received from counsel to the Corporation relating to such timing expectations;
- the intention of insiders to exercise Rights is based upon information provided by the officers and directors of the Corporation; and

- the expected use of proceeds is based on the Corporation's intentions on the date hereof and assumes certain levels of cash flow from operations.

Although management considers these assumptions to be reasonable based on information currently available to it, such forward-looking statements may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties (both general and specific) and risks that forward-looking statements will not be achieved. Undue reliance should not be placed on forward-looking statements, as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in the forward-looking statements contained in this Rights Offering Circular. The forward-looking statements contained in this Rights Offering Circular are made as at the date hereof and the Corporation does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by applicable Canadian securities law. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

THE CORPORATION

NAME AND INCORPORATION

The Corporation was incorporated on February 1st, 2002 under the *Companies Act* (Québec) under the name "9113-0310 Quebec Inc.". On August 7, 2008, pursuant to a Certificate of Amendment, the Corporation changed its name to "Acasti Pharma Inc.", its share capital description (See "Description of the Corporation's Securities"), the provisions regarding the restriction on securities transfers and the provisions regarding borrowing powers. On November 7, 2008, pursuant to a Certificate of Amendment, the Corporation changed the provisions regarding borrowing powers. On February 14, 2011, the *Business Corporations Act* (Quebec) came into effect and replaced the *Companies Act* (Quebec). On this date, all companies incorporated under the *Companies Act* (Québec), including the Corporation, were continued under the *Business Corporations Act* (Quebec) and are now governed by the latter's provisions.

The Corporation became a reporting issuer in the Province of Quebec on November 17, 2008 and a reporting issuer in the Provinces of Alberta and British-Columbia on March 31, 2011. The Class A Shares have been listed on the TSX-V under the trading symbol "APO" since March 31, 2011.

PLACE OF BUSINESS

The head office and principal place of business of the Corporation are located at 225, Promenade du Centropolis, Suite 210, Laval (Québec), H7T 0B3.

INTERCORPORATE RELATIONSHIPS

The Corporation has no subsidiaries. The intercorporate relationship that exists between the Corporation and Neptune, its parent company, is described in the following diagram:


Neptune Technologies & Bioressources inc.
(Part 1A of Companies Act)
Acasti Pharma Inc.
(Part 1A of Companies Act)
NeuroBioPharm Inc.
(Part 1A of Companies Act)

As of the date hereof, Neptune owns 38,617,733 Class A Shares of Acasti, representing approximately 60% of the issued and outstanding Class A Shares of Acasti. NeuroBioPharm Inc. ("NeuroBioPharm"), a company involved in the pharmaceutical industry, is a wholly-owned subsidiary of Neptune.

BUSINESS OF THE CORPORATION

Acasti is a Canadian-based biopharmaceutical company dedicated to the research, development and commercialization of its proprietary product portfolio for the management of cardiometabolic disorders, from prevention to treatment. Acasti is presently focused on the development and/or commercialisation of an anti-dyslipidemic prescription drug ("**CaPre™**"), a medical food ("**Onemia™**") and an over-the-counter (OTC) product ("**Vectos™**").

Acasti commenced operations in August 2008 after having acquired from its parent company, Neptune (NASDAQ: NEPT - TSX-V.V: NTB), an exclusive worldwide license (the "**License**"), to research and develop new active pharmaceutical ingredients (API) based on Neptune's proprietary omega-3 phospholipid technology and intellectual property. Following product development, Acasti initiated Investigational New Drug (IND), enabling research aimed at IND/Clinical Trial Application allowance by the US Food and Drug Administration (FDA) and Health Canada in order to further validate the safety and effectiveness of its APIs for the prevention and treatment of cardiovascular conditions in Phase II clinical studies. Acasti's new pharmaceutical products are prepared for licensing to potential pharmaceutical alliances as over-the-counter (OTC), prescription medical food and drug products. The products developed by Acasti are expected to require the approval from Health Canada and/or U.S. FDA authorities before clinical studies are conducted and approval from similar regulatory organizations before sales are authorized. The Corporation will have to finance its research and development activities as well as its clinical studies by the commercialization and/or licensing of rights.

Acasti has completed the development and begun the sale of its first medical food, Onemia™. Onemia™ is an omega-3 phospholipid targeting omega-3 phospholipid deficiency related to cardiometabolic disorders, a multibillion dollar market. As a medical food, Onemia™ is regulated by the FDA and can only be administered under medical supervision. A first distribution agreement for Onemia™ was signed in March 2011 and the first purchase order received in March 2011.

Vectos™, Acasti's OTC product, is developed as a platform technology for fixed dose combinations with existing OTC products. The Vectos™ platform has been designed to improve drug activity and safety profile; ideal for co-development ventures and partnerships with a fast to market opportunity. Acasti is presently in negotiations to commercialize Vectos™.

Acasti's lead product, CaPre™, is a prescription drug candidate for the management of mixed dyslipidemia and cardiometabolic disorders by significantly increasing HDL, reducing triglycerides and LDL, and managing glucose intolerance. In October 2010, Acasti submitted a CTA application to Health Canada for a Phase II clinical trial of CaPre™.

DETAILS OF THE RIGHTS OFFERING

BASIC SUBSCRIPTION PRIVILEGE

Each registered holder of Class A Shares of record at 5:00 p.m. (Montreal time) on the Record Date is entitled to receive one (1) Right for each Class A Share held. Ten (10) Rights confer the right on the holder thereof to subscribe for one (1) Class A Share at a price of $1.25 (the "**Basic Subscription Privilege**"). The Subscription Price represents a discount of approximately 13% of the simple average closing price for the Class A Shares on the TSX-V for the twenty (20) trading days immediately prior to the date hereof. No fractional Class A Shares will be issued.

The Subscription Price for the Rights was determined by the Corporation having regard to regulatory requirements and to issues such as dilution, market price, market forces and the capital requirements of the

Corporation. The total number of Class A Shares to be issued will depend on the demand from holders of Rights who exercise the Basic Subscription Privilege in whole or in part ("**Subscribers**"). The subscription for Class A Shares upon the exercise of Rights is voluntary. Holders of Rights should consult their own advisors with respect to this Offering.

ADDITIONAL SUBSCRIPTION PRIVILEGE

Any holder of a Rights Certificate who exercises the right to subscribe for all the Class A Shares that it can subscribe for with the Rights evidenced by such certificate pursuant to the Basic Subscription Privilege, also has the right (the "**Additional Subscription Privilege**") to subscribe for additional Class A Shares, if available, at the Subscription Price. The Class A Shares available for such purpose (the "**Remaining Class A Shares**") will be those Class A Shares that have not been subscribed and paid for pursuant to outstanding Rights by the Rights Expiry Time. For further information on the Additional Subscription Privilege and the allocation of Remaining Class A Shares, see: "*How To Use The Rights Certificate -Additional Subscription Privilege - Form 2*".

RIGHTS EXPIRY TIME

The Offering and the Rights evidenced by the Rights Certificates will expire at the Rights Expiry Time. The Corporation reserves the right to extend the period of this Offering, subject to obtaining any required regulatory approvals, if the Corporation determines that the timely exercise of the Rights may have been prejudiced due to disruption in postal service. **Rights not exercised by the Rights Expiry Time will be void and of no value**.

RIGHTS CERTIFICATES

The Rights are evidenced by transferable Rights Certificates. A Rights Certificate is being sent to each registered Shareholder of record as at the Record Date, and is enclosed with this Rights Offering Circular. A register of holders of Rights Certificates will be maintained by the Subscription Agent. The Rights are listed on the TSX-V under the trading symbol "APO.RT" and the Class A Shares underlying the Rights will also be listed on the TSX-V under the symbol "APO". If a Rights Certificate is lost, stolen or destroyed, a replacement Rights Certificate shall be issued only upon compliance with applicable statutory requirements and any other reasonable requirements imposed by the Corporation. The Subscription Agent should be contacted at the subscription office listed below under "*How to Use The Rights Certificate - Delivery of Completed Rights Certificates*" in the event of the loss, theft or destruction of a Rights Certificate.

A Rights Certificate, by itself, does not confer on the holder of such Rights Certificate, the rights of a Shareholder.

DELIVERY OF RIGHTS CERTIFICATES BY INTERMEDIARIES

Rights Certificates delivered by the Subscription Agent to brokers, dealers or other intermediaries may not be delivered by those intermediaries to beneficial owners of Class A Shares who do not reside in Qualifying Jurisdictions (see "*Ineligible Shareholders*"). Intermediaries receiving Rights Certificates that would otherwise be deliverable to Ineligible Shareholders should attempt to sell those Rights for the accounts of such Shareholders and should deliver any proceeds of sale to such Shareholders.

INELIGIBLE SHAREHOLDERS

The Rights are being offered in all provinces and territories of Canada (the "**Qualifying Jurisdictions**"). The securities of the Corporation, including the Rights, the Class A Shares issuable on the exercise of the Rights have not been and will not be registered under the U.S. Securities Act. (See "*U.S. Subscribers*")

The Rights Offering is being made only in the Qualifying Jurisdictions, except as provided herein. Accordingly, the Rights are not being offered to persons who are or appear to be, or who the Corporation or

the Subscription Agent have reason to believe are, residents of a jurisdiction other than the Qualifying Jurisdictions (collectively, "**Ineligible Shareholders**"), nor will the Corporation or the Subscription Agent accept subscriptions from any Ineligible Shareholders or from any transferee of Rights who is or appears to be, or who the Corporation or the Subscription Agent have reason to believe is, a resident of a jurisdiction other than the Qualifying Jurisdictions unless such security holder or transferee satisfies the Subscription Agent and the Corporation that such offering to and subscription by such security holder or transferee is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such security holder or transferee is resident.

The Rights Offering does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Rights Offering is not being made to, nor will subscriptions be accepted from or on behalf of, holders of Rights in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Corporation may, in its sole discretion, take such action as it may deem necessary to extend the Rights Offering to holders of Class A Shares in such jurisdiction. Any person resident in a jurisdiction other than the Qualifying Jurisdictions who is subject to the laws of a jurisdiction where the Rights Offering may be lawful should seek advice from an attorney or other qualified securities authority to satisfy himself or herself with respect to the availability and applicability of any exemption or other provision of the applicable securities legislation that would make the Rights Offering to him or her lawful.

Rights Certificates will not be delivered to Ineligible Shareholders. Instead, the Corporation will notify Ineligible Shareholders that the Rights Certificates to which they are entitled will be issued to and held by the Subscription Agent, which will hold the same and the Rights evidenced thereby as agent for the benefit of all Ineligible Shareholders. Instructions as to the sale, transfer or exercise of such Rights will not be accepted from such Shareholders. The Rights evidenced by such Rights Certificates will be sold by the Subscription Agent, on behalf of all such respective Shareholders, on a best-efforts basis.

A registered Shareholder whose address of record is outside the Qualifying Jurisdictions but who holds Class A Shares on behalf of a holder who is eligible to participate in this Rights Offering must notify the Subscription Agent, in writing, on or before the date that is 10 days prior to the Rights Expiry Date if such beneficial holder wishes to participate in this Rights Offering. Otherwise, the Subscription Agent will sell the Rights of such Shareholder on a best-efforts basis.

The Subscription Agent will not attempt to sell Rights of Ineligible Shareholders until after the 10th day prior to the Rights Expiry Date. The Subscription Agent's ability to sell the Rights of Ineligible Shareholders, and the prices obtained therefor are dependent on market conditions. The Subscription Agent will not be subject to any liability for failure to sell any Rights of Ineligible Shareholders at any particular price or prices, or at all. The Subscription Agent will attempt to sell the Rights through the facilities of the TSX-V and neither the Corporation nor the Subscription Agent will accept responsibility for the price obtained on the sale or the inability to sell the Rights on behalf of any Ineligible Shareholders.

Any proceeds received by the Subscription Agent with respect to such Rights (net of brokerage fees and costs incurred) will be divided on a pro rata basis among all Ineligible Shareholders, based on the number of Rights that would have been issued to such Ineligible Shareholders, and delivered by mailing cheques, in Canadian funds, as soon as possible after the Rights Expiry Date to the Ineligible Shareholders at their registered addresses recorded in the register maintained by the Subscription Agent. Cheques for proceeds of less than $10.00 will not be issued. **There is a risk that the Subscription Agent will be unable to sell any of the Rights of Ineligible Shareholders or that the proceeds received from the sale of the Rights will not exceed the brokerage commissions, taxes required to be withheld (if applicable) and the costs incurred by the Subscription Agent in respect of the sale of such Rights. In such event, no proceeds will be forwarded to Ineligible Shareholders.**

HOW TO USE THE RIGHTS CERTIFICATE

EXERCISE OF THE BASIC SUBSCRIPTION PRIVILEGE - FORM 1

In order to exercise the Basic Subscription Privilege, Form 1 as printed on the face of the Rights Certificate must be completed and signed by the holder thereof. To determine the number of Class A Shares which may be subscribed for pursuant to the Basic Subscription Privilege, divide the number of Rights set forth on the face of the Rights Certificate by ten (10) (see *"Details of the Offering – Basic Subscription Privilege"*).

The Subscriber or registered dealer representing a Subscriber must deliver or mail the Rights Certificate, with the total Subscription Price, to the Subscription Agent as specified below under *"Delivery of Completed Rights Certificates"*. Subscriptions may not be revoked after delivery to the Subscription Agent. The total Subscription Price must be paid in the manner described below under *"Payment of Subscription Price"*. **Subscribers whose Rights are held by a registered dealer should contact such dealer in ample time to ensure that the completed Rights Certificates and the related payments are received by the Subscription Agent before the Rights Expiry Time.**

Any Shareholder or transferee of a Rights Certificate who has any questions concerning the terms of this Offering should contact their investment dealer, stockbroker, bank manager or other professional advisor.

ADDITIONAL SUBSCRIPTION PRIVILEGE - FORM 2

Subscribing for Additional Class A Shares

In order to exercise the Additional Subscription Privilege, any holder of a Rights Certificate who completes Form 1 on the face of the Rights Certificate for the maximum number of whole Class A Shares that can be subscribed for given the number of Rights evidenced by such certificate, must also complete Form 2 on the face of the Rights Certificate and specify the number of additional Class A Shares desired to be subscribed for. When the Subscriber or registered dealer representing a Subscriber delivers to the Subscription Agent the completed Rights Certificate and payment for the Class A Shares initially subscribed for under Form 1, payment in the manner described below under "*Payment of Subscription Price*" must also be enclosed for the additional Class A Shares subscribed for under Form 2 pursuant to the Additional Subscription Privilege, failing which such additional subscription shall be invalid. Funds received as payment of the Subscription Price for subscriptions made under the Additional Subscription Privilege will be placed in a segregated account with the Subscription Agent pending allocation of any Remaining Class A Shares pursuant to the Additional Subscription Privilege.

Allocation of Remaining Class A Shares

If there are sufficient Remaining Class A Shares to satisfy all additional subscriptions by participants in the Additional Subscription Privilege, each participant will be allotted the total number of additional Class A Shares subscribed for.

If the aggregate number of Class A Shares subscribed for under the Additional Subscription Privilege exceeds the number of Remaining Class A Shares, the Remaining Class A Shares will be allotted to each participant in the Additional Subscription Privilege on a proportionate basis in accordance with the following formula: the number of the Remaining Class A Shares allotted to each participant in the Additional Subscription Privilege will be the lesser of (a) the number of Class A Shares which that participant has subscribed for under the Additional Subscription Privilege and (b) the product (disregarding fractions) of the multiplication of the number of Remaining Class A Shares by a fraction of which the numerator is the number of Class A Shares subscribed for by that participant under the Basic Subscription Privilege and the denominator is the aggregate number of Class A Shares subscribed for under the Basic Subscription Privilege by all participants in the Additional Subscription Privilege. If any participant has subscribed for fewer Class A Shares than the number resulting from the application of the formula in (b) above, the excess Class A

Shares will be allotted in a similar manner among the participants who were allotted fewer Remaining Class A Shares than they subscribed for.

If as a result of the application of the foregoing formula, a participant in the Additional Subscription Privilege is allotted a number of Remaining Class A Shares which falls short of the number specified in Form 2 on the face of the participant's Rights Certificate, the Subscription Agent will, when mailing the certificates for the Class A Shares issued to the participant, refund, without interest or any additional costs, the excess portion of the total Subscription Price paid by the participant.

PURCHASE, SALE OR TRANSFER OF RIGHTS - FORM 3

The Rights Certificates will be in registered form. The Rights are listed and posted for trading on the TSX-V under the trading symbol "APO.RT" and will remain listed and posted for trading until 12:00 p.m. (Montreal time) on Rights Expiry Date. Rights may be bought or sold through the usual investment channels, such as investment dealers or brokers.

A Shareholder may sell or transfer its Rights evidenced by a Rights Certificate by completing and signing Form 3 as printed on the face of the Rights Certificate. A certificate so completed should be delivered to the appropriate person in ample time for the transferee to use it before the Rights Expiry Time.

If the Rights Certificate is properly assigned in full, it may be used by the new holder for subscription without obtaining a new Rights Certificate, provided that the particulars of the new holder entered on Form 1 and Form 2, if applicable, corresponds in every particular with the name of such holder set out in Form 3 - "Name of Transferee" on the face of the Rights Certificate.

DIVIDING OR COMBINING RIGHTS CERTIFICATES - FORM 4

A Rights Certificate may be exchanged for two or more Rights Certificates, and two or more Rights Certificates may be exchanged for a single new Rights Certificate. In each case, the new Rights Certificate(s) will represent a whole number of Rights aggregating the same number of whole Rights as were evidenced by the original Rights Certificate(s). Such an exchange may be effected by completing Form 4 as printed on the face of the Rights Certificate and surrendering it to the Subscription Agent at either office as indicated under *"Delivery of Completed Rights Certificates"*. This should be done in ample time for the new Rights Certificates to be issued and used before the Rights Expiry Time.

REPRESENTATIONS TO THE CORPORATION

In order to be eligible to participate in the Basic Subscription Privilege or the Additional Subscription Privilege, each participant will be required to certify to the Corporation on the applicable Rights Certificate that:

(a) (i) at the time of exercise of the Rights Certificate it is not in the United States and it is not exercising the Rights Certificate on behalf of a person in the United States; and (ii) it did not execute or deliver the Rights Certificate in the United States; or

(b) (i) it is exercising the Rights Certificate solely for its own account or for the account of another "accredited investor" (as defined in Rule 501(a) of Regulation D under the U.S. Securities Act) (an "**Accredited Investor**"); and (ii) each of it and such other person, if any, is an Accredited Investor on the date of exercise of the Rights Certificate; or

(c) it has delivered to the Corporation a written opinion of counsel of recognized standing in form and substance satisfactory to the Corporation or other evidence acceptable to the Corporation to the effect that an exemption from the registration

requirements of the U.S. Securities Act and applicable state laws is available for the issue of the Class A Shares issuable upon exercise of the Rights Certificate.

PAYMENT OF SUBSCRIPTION PRICE

The Subscription Price for all the Class A Shares subscribed for, including those subscribed for under the Additional Subscription Privilege, must be paid in Canadian funds by certified cheque, bank draft or money order payable to the order of "Computershare Investor Services Inc." Shareholders holding their Class A Shares through an intermediary, such as a broker, should contact their broker and make arrangements to put the broker in funds for the subscription and give appropriate instructions.

UNEXERCISED RIGHTS

A Subscriber who exercises some, but not all, of the Rights evidenced by a Rights Certificate, will be deemed to have elected not to exercise the balance of the Rights evidenced by such Rights Certificate, which will be void and of no value, unless that Subscriber elects to divide the Rights Certificate by completing Form 4 (see "*Dividing or Combining Rights Certificates – Form 4*").

SIGNATURES

When the original holder signs any form on the Rights Certificate, the signature must correspond in every particular with the name of the holder as it appears on the face of the Rights Certificate. If the Rights Certificate is transferred (see *"Purchase, Sale or Transfer of Rights - Form 3"*) the signature of the transferor must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature medallion program.

If a Rights Certificate is issued to or transferred to two or more persons who hold the Rights evidenced thereby jointly, the signatures of all such joint holders shall be required on the appropriate forms in order to exercise the Basic Subscription Privilege and, if applicable, the Additional Subscription Privilege, or to sell or transfer Rights.

DELIVERY OF COMPLETED RIGHTS CERTIFICATES

Subscribers or registered dealers representing Subscribers should deliver the completed Rights Certificates by mail, hand delivery or courier to the Subscription Agent at one of the following addresses, as applicable:

By Hand or Courier to:	*By Mail to:*
Computershare Investor Services Inc.	Computershare Investor Services Inc.
100 University Avenue	P.O. Box 7021
9th Floor	31 Adelaide Street East
Toronto, Ontario	Toronto, Ontario
M5J 2Y1	M5C 3H2
Attention: Corporate Actions	Attention: Corporate Actions

In case of postal service interruption, Subscribers and registered dealers representing Subscribers should deliver the Rights Certificates by hand or by courier to the address noted above.

The method of delivery of a Rights Certificate is at the option and risk of the person effecting the same. Acasti recommends that Rights Certificates be delivered by hand or, if mailed, sent by registered mail.

DETERMINATIONS AS TO VALIDITY OF SUBSCRIPTION

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription or request for transfer will be determined by Acasti, in its sole discretion, whose determination shall be final and binding. All subscriptions are irrevocable. Acasti reserves the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of Class A Shares pursuant thereto could be deemed unlawful. The Corporation also reserves the right to waive any defect with regard to any particular subscription. Neither the Corporation nor the Subscription Agent will be under any duty to give any notification of any defect or irregularity in such subscriptions nor shall either of them incur any liability for failure to give such notification.

DELIVERY OF CLASS A SHARE CERTIFICATES

Certificates for the Class A Shares subscribed for in accordance with this Offering, will be mailed to the address of the Subscriber as stated on the Rights Certificate, unless otherwise directed, as soon as practicable following the Rights Expiry Time.

U.S. SUBSCRIBERS

The Rights and the Class A Shares issuable upon the exercise thereof have not been and will not be registered under the U.S. Securities Act or applicable state securities laws. The Rights may not be exercised by or on behalf of a person within the United States unless an exemption from the registration requirements of the U.S. Securities Act is available and the Subscriber represents to the Corporation that it is an Accredited Investor and makes other required representations or agreements or otherwise provides the Corporation with an opinion of counsel of recognized standing in form and substance satisfactory to the Corporation that an exemption from such registration requirements is available. See "*Representations to the Corporation*", above.

Participants that cannot make the required representations to the Corporation will not be able to exercise the Rights Certificates. However, such participants may sell their Rights on the TSX-V prior to the Rights Expiry Date in accordance with applicable securities laws and the procedures described below.

In addition to such other legends that may be required pursuant to applicable securities laws and regulatory requirements, until such time as is no longer required under applicable requirements of the U.S. Securities Act and applicable United States state securities laws, each Rights Certificate representing the Rights issued to, or for the account or benefit of, a person in the United States, as well as all certificates issued upon exercise, in exchange for or in substitution or on transfer of such certificate, will bear a legend substantially to the following effect (the "**U.S. Legend**"):

> **"THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF, THE HOLDER AGREES FOR THE BENEFIT OF THE ISSUER THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY: (A) TO THE ISSUER OR A SUBSIDIARY OF THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH: (1) RULE 144A UNDER THE U.S. SECURITIES ACT, (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, OR (3) ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, OR (D) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS IN THE UNITED**

STATES OR SECURITIES LAWS OF ANY OTHER APPLICABLE JURISDICTIONS.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH MAY CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE ISSUER AND COMPUTERSHARE INVESTOR SERVICES INC., TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT."

provided, that, if any Rights or Class A Shares bearing the foregoing legend are being sold outside of the United States (including over the TSX-V) in accordance with Rule 904 of Regulation S, this legend may be removed by providing a duly completed and signed declaration to Computershare Investor Services Inc., as registrar and transfer agent for the Class A Shares, or such other organization or entity performing such functions for the Corporation, to the effect set forth in Exhibit A hereto (or as the Corporation may from time to time reasonably prescribe); and provided, further, that if any Class A Shares are being sold to a purchaser in the United States in accordance with Rule 144 under the U.S. Securities Act, the legend may be removed by delivery to Computershare Investor Services Inc. (if required by the Corporation or Computershare Investor Services Inc.) of a written certification or other evidence, satisfactory to the Corporation, acting reasonably, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act.

INTENTION OF INSIDERS TO EXERCISE RIGHTS

Certain insiders of the Corporation have advised the Corporation that they intend to exercise all of the Rights they receive under this Offering (subject to compliance with the laws of the jurisdiction in which they are resident), however no commitments to do so have been made.

Shareholders should be aware that the directors and officers of the Corporation as a group beneficially own or have direction or control, directly or indirectly, 1,800,298 Class A Shares representing 2.79% of the outstanding Class A Shares. Should such directors and officers purchase the maximum number of Class A Shares issuable pursuant to the Offering and additional Class A Shares pursuant to the Additional Subscription Privilege, the directors and officers may increase their respective percentage ownership of the outstanding Class A Shares following completion of this Offering.

As payment in kind of a dividend declared on its common shares, Neptune intends to transfer the Rights it is entitled to receive under this Offering directly to its shareholders of record on July 5, 2011 pursuant to the prospectus exemption set out in Section 2.31(2) of *Regulation 45-106 Respecting Prospectus and Registration Exemptions*. There are currently 48,991,337 Neptune common shares issued and outstanding. Each Neptune shareholder would therefore be entitled to receive 0.788 of a Right for each Neptune common share it holds. See Neptune's press release dated June 16, 2011 available at www.sedar.com for more details.

MANAGING DEALER

The Corporation has not appointed a managing dealer in connection with the Rights Offering. No other soliciting dealers have been engaged.

USE OF PROCEEDS

In the event that the Rights Offering is fully subscribed, the Corporation will receive gross proceeds of approximately $8,055,000 and net proceeds of approximately $7,975,000 after deducting expenses of the issue estimated at $80,000. The completion of the Rights Offering is not conditional upon the Corporation receiving any minimum amount of subscriptions from Shareholders.

The Corporation intends to use the net proceeds received from the Rights Offering as follows:

- 75% of the first $3,987,500 of net proceeds will be used to accelerate the development of its CaPre™ prescription drug while the remaining 25% will be allocated to the commercialization of its Onemia™ medical food product;
- the next $1,993,750of net proceeds received will be used for the development of new OTC combination products; and
- every dollar of net proceeds received in excess of $5,981,250 will be allocated to working capital.

DESCRIPTION OF THE CORPORATION'S SECURITIES

The Corporation's capital stock is made up of an unlimited number of Class A, B, C, D and E shares with no par value. The following summary of certain material terms of the Corporation's shares does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Corporation's articles and applicable law. Copies of the Corporation's articles are available on Sedar at www.sedar.com.

Currently, 64,454,444 Class A shares are outstanding. 825,000 Class A Shares are reserved for issuance pursuant to the Corporation's currently outstanding stock options granted under the Corporation's stock option plan and 6,000,000 Class A Shares reserved for issuance pursuant to outstanding Series 4 Class A share purchase warrants.

Class A Shares

Each Class A share entitles entitle the holder thereof to one vote per share in all shareholder meetings of the Corporation. The holders of Class A Shares are entitled to dividends that are set and declared by the Board of Directors. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the Class A shareholders are entitled to share in the remaining property of the Corporation, subject to the order of priority set out in the articles of the Corporation.

Securities Convertible into Class A Shares

At the date thereof, there are 6,000,000 Series 4 Warrants issued and outstanding. Each Series 4 Warrants allows its holder to purchase one Class A Share at a price of $0.25 until October 8, 2013.

At the date thereof, there are 825,000 stock options issued and outstanding under the Corporation's Stock Option Plan. Each option allows its holder to purchase one Class A Share at a price of $0.25 for a period of ten (10) years following the date of its grant.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of Acasti, as at the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation except as set out in the table below.

Name	Number and Class	Percentage of vote of class
Neptune Technologies & Bioressources Inc.	38,617,733 Class A	59.91%

CHANGES OF OWNERSHIP

To the knowledge of the directors and officers of Acasti, there have been no issuances or transfers of securities of the Corporation that have materially affected the control of Acasti since its inception.

RISK FACTORS

Investing in the Class A Shares involves a number of risks. Readers should carefully consider the risks described below, together with all of the other information included in this Rights Offering Circular, including without limitation the risk factors set out under the heading "Risk Factors" in management's discussion and analysis of operating results and financial condition of the Corporation for the year ended February 28, 2011, before making an investment decision. If any of the following risks actually occurs, the Corporation's business, financial position or results of operations could be materially adversely affected. In such an event, the trading price of the Class A Shares could decline and investors may lose all or part of their investment.

Risks related to our business and the industry

Ability to Secure Additional Financing

There can be no assurance that the Corporation will be able to raise the additional funding that it needs to carry out its business objectives. The development of the Corporation's business depends upon prevailing capital market conditions, the Corporation's business performance and its ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that the Corporation will be successful in obtaining required financing as and when needed or at all. If additional financing is raised by the issuance of shares from treasury, control of the Corporation may change and shareholders may suffer additional dilution.

Inability to implement our business strategy

The growth and expansion of our business is heavily dependent upon the successful implementation of our business strategy. There can be no assurance that the Corporation will be successful in the implementation of its business strategy.

Dependence on key personnel

The Corporation's success is dependent on certain key management personnel, primarily its executives, which is key to the existence and continuity of the Corporation. Furthermore, competition for qualified employees among biotechnology industry companies is intense, particularly with regard to sales staff, and the loss of key personnel or inability to attract and retain the additional highly skilled employees required for the expansion of activities could adversely affect the Corporation's business.

Labour relations

While labour relations with the Corporation's employees have been stable to date, the maintenance of a productive and efficient labour environment cannot be assured. In the event of a labour disruption such as a strike or lockout, our business could be adversely affected. The Corporation's employees are not represented by a trade union.

Availability and Source of Raw Materials

The Corporation depends on its parent Corporation, Neptune, for the sourcing of components for its various products. The Corporation believes that alternative sources of supply for its various raw materials exist. However, any change in the suppliers of components for the Corporation's technology could have a significant impact on the Corporation's capacity to complete certain of its current research and development projects and, accordingly, would affect its projected commercial and financial growth. While other potential

alternative suppliers of raw material exist, they must first pass intensive validation tests to ensure their compliance with product specifications. No assurance can be given regarding the successful outcomes of such tests or the ability of the Corporation to secure alternate sources of supply at competitive pricing and upon fair and reasonable contractual terms and conditions.

Product liability

The sale and use of the products developed solely by the Corporation or under collaborative arrangements carry the risk of legal proceedings based on product liability. The Corporation maintains liability insurance coverage for issues of safety as well as for errors and omissions. While it believes such insurance coverage to be adequate, there can be no assurance that future claims based on product liability will not exceed the insurance coverage. In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect itself against potential liability proceedings, the Corporation could be required to cease the commercialization of products that it has developed or even be prevented from beginning the commercialization of products. The Corporation's obligation to pay indemnities or to withdraw a product following complaints could seriously affect its financial position as well as its future.

Competitive market for the Corporation's products and services

The pharmaceutical and biotechnology industries are highly competitive. Overall, most of the Corporation's competitors in the pharmaceutical and biotechnology industries are larger than it and might have greater financial and other resources, which could enable them to invest significant amounts of capital and other resources in their businesses, including expenditures for research and development. If one of the Corporation's current or future competitors develops innovative proprietary products, some of the Corporation's products could be rendered obsolete.

Hazardous Materials and Environmental Matters

The Corporation's research and development processes involve the use of certain hazardous materials. The Corporation is subject to federal, provincial, and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The Corporation believes that its safety procedures comply with such regulatory requirements, and that it has sufficient insurance coverage in place against this risk; however, the risk of accidental contamination or injury cannot be completely eliminated. In the event of an accident, the Corporation could be held liable for damages, which could exceed the resources of the Corporation. Although the Corporation believes that it complies in all material respects with the applicable environmental legislation and regulations, and currently has no immediate plans for major capital expenditures in respect of environmental protection installations, there can be no assurance that the Corporation will not be required to incur significant costs to comply with regulatory requirements in the future, or that the operations, business or assets of the Corporation will not be materially adversely affected by current or future legislative or regulatory requirements.

Protection of intellectual property

The success of the Corporation's products depends to a significant extent upon its intellectual property, the underlying intellectual property of its parent corporation, Neptune, on which the Corporation's License depends and the goodwill associated with its business. The Corporation's intellectual property is subject to the following risks: (i) while some of its intellectual property is protected by registered trademarks in certain jurisdictions in North America and Canada and in certain other countries in which it operates, the Corporation may not be successful in asserting these rights; (ii) much of the Corporation's proprietary knowledge is based on specific manufacturing procedures and technological know-how, which do not afford the same level of protection as patents or other forms of registered intellectual property; (iii) despite its efforts, the Corporation may be unable to prevent third parties from infringing upon or misappropriating its proprietary rights, or from independently developing non-infringing products that are competitive with, equivalent or superior to its products; and (iv) the laws of certain foreign countries may not protect its intellectual property rights to the same extent as laws in North America and abroad. From time to time, the Corporation may have to reformulate finished health and

nutrition products to remove ingredients or discontinue sales of such products in response to patents obtained by other companies. If the Corporation fails to protect its intellectual property, the goodwill associated with its business might be impaired and its ability to compete could be adversely affected. The above mentioned risks also apply to the underlying intellectual property of the Corporation's License owned by Neptune.

Litigation

Any unfavourable court judgment or other cases could affect the Corporation's cash flow. As of the date hereof, the Corporation has no material legal matters pending and does not foresee being party to any such legal action.

Regulation

In both domestic and foreign markets, the formulation, manufacturing, packaging, labelling, handling, distribution, import, export, licensing, sale and storage of the Corporation's products are affected by a body of laws, governmental regulations, administrative determinations, including those by the Canada Food Inspection Agency and the U.S. Food and Drug Administration (FDA) , court decisions and similar constraints. Such laws, regulations and other constraints can exist at the federal, provincial or local levels in Canada and at all levels of government in foreign jurisdictions. There can be no assurance that the Corporation is in compliance with all of these laws, regulations and other constraints. Failure by the Corporation to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact the Corporation's business. In addition, the adoption of new laws, regulations or other constraints or changes in the interpretations of such requirements might result in significant compliance costs or lead the Corporation to discontinue product sales and could have an adverse effect, resulting in significant loss of sales.

Risks of foreign exchange rate fluctuation

The Corporation is exposed to fluctuations of the Canadian dollar against certain other currencies because it publishes its financial statements in Canadian dollars, while a minor portion of its assets, liabilities, revenues and costs are denominated in other currencies, such as the euro and the U.S. dollar, mainly because of the sale of its Onemia™ product in the U.S. market. Exchange rates for currencies of the countries in which the Corporation operates may fluctuate in relation to the Canadian dollar, and such fluctuations, especially as between the Canadian dollar and the euro, may have a material adverse effect on our earnings or assets when translating foreign currency into Canadian dollars. In general, the Corporation does not execute hedging transactions to reduce its exposure to foreign currency exchange rate risks. Accordingly, the Corporation may experience economic loss and a negative impact on earnings solely as a result of foreign exchange rate fluctuations, which include foreign currency devaluations against the Canadian dollar. The Corporation does not typically carry currency convertibility risk insurance. Furthermore, operating revenues are in local currency or in U.S. dollars.

Changing market conditions

The biopharmaceutical market is constantly evolving, and there can be no assurance that such changes will not affect the market for biopharmaceutical treatment drugs and products. There can be no assurance that the Corporation will be able to enter into and/or sustain contractual or other marketing or distribution arrangements on a satisfactory commercial basis with its customers.

Research and development risk

The Corporation is committed to significant research and development expenditures. However, there is no certainty that this investment in research and development will yield technically feasible or commercially viable products.. The Corporation is also committed to achieve certain milestones under the terms of its License with Neptune. There can be no assurance that the Corporation will be able to respect these milestones, as described in the License, a copy of which is available on SEDAR.

Prior Losses

Since commencement of its activities, the Corporation has recorded losses each year. It is expected that the Corporation will continue to experience operating losses until product sales and licensing rights income generate sufficient revenues to fund its continuing operations, including research and product development.

International market

The Corporation's international operations expose it and its representatives, agents and distributors to risks inherent to operating in foreign jurisdictions which could materially adversely affect its operations and financial position. These risks include:

-Country-specific taxation policies;

-Imposition of additional foreign governmental controls or regulations;

-Export license requirements;

-Changes in tariffs and other trade restrictions;

-Complexity of collecting receivables in a foreign jurisdiction.

Moreover, applicable agreements relating to business in foreign jurisdictions are governed by foreign laws and are subject to dispute resolution in the courts of, or through arbitration proceedings in, the country or region in which the parties are located or another jurisdiction agreed upon by the parties. We cannot accurately predict whether such forum will provide an effective and efficient means of resolving disputes that may arise in the future. Even if it obtains a satisfactory decision through arbitration or a court proceeding, the Corporation could have difficulty in enforcing any award or judgment on a timely basis or at all.

Risks related to the offering

Volatility of share prices

Market price of the shares is subject to change due to numerous factors beyond the Corporation's control, including reports of new information, changes in the Corporation's financial position, failure by the Corporation to achieve financial results in line with analyst' expectations, or announcements by the Corporation or any of its competitors concerning new products.

There can be no assurance that the market price of the Corporation's shares will be protected from any such fluctuations in the future.

Future sales of Class A Shares

The market price of Class A Shares could decline as a result of issuances by the Corporation or sales by its existing shareholders of Class A Shares or the perception that these sales could occur. In the addition, sales of Class A Shares by shareholders might also make it more difficult for the Corporation to sell equity securities at a time and price that it deems appropriate.

Dividends

To date Corporation has never declared and/or paid any dividend on its Class A Shares. The Corporation currently intends to retain its future earnings, if any, to finance further research and business expansion. As a result, the return on an investment in Class A Shares will depend upon any future appreciation in value. There can be no assurance that the Class A Shares will appreciate or even maintain the price at which shareholders purchased their shares.

STATEMENT AS TO RESALE RESTRICTIONS

Securities legislation in all the provinces and territories of Canada (the "**Canadian Jurisdictions**") restricts the ability of a holder to trade the Rights and the Class A Shares issuable upon the exercise of such Rights (collectively, the "**Securities**"), without certain conditions having been fulfilled or applicable prospectus and registration requirements of applicable securities legislation having been complied with in the Canadian Jurisdictions. The following is a general summary of the restrictions governing the first trades in the Securities in the Canadian Jurisdictions. Additional restrictions apply to "insiders" of the Corporation and holders of the Securities who are "control persons" or the equivalent or who are deemed to be part of what is commonly referred to as a "control block" in respect of the Corporation for purposes of securities legislation. **Each holder of Rights is urged to consult his or her professional advisors to determine the exact conditions and restrictions applicable to trades of the Securities.**

Generally, in Canada, the first trade of any of the Securities will be exempt from the prospectus requirements of securities legislation in the Canadian Jurisdictions if:

(a) the Corporation is and has been a "reporting issuer" in a jurisdiction of Canada for the four months immediately preceding the trade;

(b) the trade is not a "control distribution" as defined in the applicable securities legislation;

(c) no unusual effort is made to prepare the market or to create a demand for the Securities;

(d) no extraordinary commission or other consideration is paid in respect of such trade; and

(e) if the seller is an insider or officer of the Corporation, the seller has no reasonable grounds to believe that the Corporation is in default of applicable securities legislation.

If such conditions have not been met, then the Securities may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances.

The Corporation has been a reporting issuer for more than four months in the Province of Quebec.

As payment in kind of a dividend declared on its common shares, Neptune intends to transfer the Rights it is entitled to receive under this Offering to its shareholders of record as at July 5, 2011 pursuant to the prospectus exemption set out in Section 2.31(2) of *Regulation 45-106 Respecting Prospectus and Registration Exemptions*. See Neptune's press release issued on June 16, 2011 available at www.sedar.com for more details.

Class A Shares issued to Subscribers in the United States shall bear the U.S. Legend, and be subject to the resale restrictions therein. See "*U.S. Subscribers*".

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights should consult with their advisors concerning restrictions on resale, and should not resell their Securities until they have determined that any such resale is in compliance with the requirements of applicable legislation.

STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to those security holders. However, such rights must be exercised within the prescribed time limits. Security holders should refer to the applicable provisions of securities legislation of the province of residence for particulars of those rights, or consult with a lawyer.

ADDITIONAL INFORMATION

Information required by statute to be filed by the Corporation is available from the Canadian Securities Administrators through the facilities of SEDAR, on the Internet at www.sedar.com.

INQUIRIES

Inquiries relating to this Offering should be addressed to:

By Hand or Courier to:	*By Mail to:*	*By Phone or Email to:*
Computershare Investor Services Inc. 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporate Actions	Toll Free (North America): 1-800-564-6253 Overseas: 1-514-982-7555 Email: corporateactions@computershare.com

EXHIBIT A
FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

To: Computershare Investor Services Inc.,
as registrar and transfer agent
for the Class A Shares
of Acasti Pharma Inc.
c/o
Acasti Pharma Inc.
225 Promenade du Centropolis, Suite 200,
Laval (Québec),
H7T 3B3, Canada

The undersigned seller (i) acknowledges that the sale of the Class A Shares of Acasti Pharma Inc. to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("**Regulation S**") under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), and (ii) certifies that: (A) it is not an affiliate (as defined in Rule 405 under the U.S. Securities Act) of Acasti Pharma Inc.; (B) the offer of the securities was not made to a person in the United States and either: (1) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (2) the transaction was executed on or through the facilities of the TSX Venture Exchange, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (C) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any "directed selling efforts" (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the securities, (D) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act), (E) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and (F) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.

Dated:________________________

____
Name of Seller

By:________________________
Name:
Title:

Affirmation by Seller's Broker-Dealer

We have read the foregoing representations of our customer, ________________________ (the "**Seller**"), dated ________________________, with regard to our sale, for such Seller's account, of the ________________________ Class A Shares, represented by certificate numbers ________________________ (the "**Class A Shares**"), of the Company described therein, and on behalf of ourselves we certify and affirm that: (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the TSX Venture Exchange, and (C) neither we, nor any person acting on our behalf, engaged in any "directed selling efforts" (as such term is defined in Regulation S) in the United States in connection with the offer and sale of such Class A Shares. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

____
Name of Firm

By: ____
Authorized officer